Filed Pursuant to Rule 253(g)(2)
File No. 024-11212

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 21 DATED FEBRUARY 15, 2022
TO THE OFFERING CIRCULAR DATED JULY 26, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated July 26, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 26, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Aerotropolis Controlled Subsidiary – Atlanta, GA

On February 9, 2022, we directly acquired ownership of a “majority-owned subsidiary” FRIND-Aerotropolis, LLC (the “Aerotropolis Controlled Subsidiary”) for an initial purchase price of approximately $581,500 which is the initial stated value of our equity interest in the Aerotropolis Controlled Subsidiary (the “Aerotropolis East Coast Opportunistic REIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Aerotropolis Controlled Subsidiary for an initial purchase price of approximately $5,233,500 (the “Aerotropolis Interval Fund Investment” and, together with the Aerotropolis East Coast Opportunistic REIT Investment, the “Aerotropolis Investment”). The Aerotropolis Controlled Subsidiary used the proceeds of the Aerotropolis Investment to acquire a fully leased industrial building containing approximately 201,989 square feet of net rentable area on an approximately 16-acre site located at 3435 Jonesboro Rd, Atlanta, GA 30354 (the “Aerotropolis Property”). The initial Aerotropolis East Coast Opportunistic REIT Investment was funded with proceeds from our Offering, and the closing of the initial Aerotropolis Investment and the Aerotropolis Property occurred concurrently.

The Aerotropolis Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Aerotropolis East Coast Opportunistic REIT Investment, we have authority for the management of the Aerotropolis Controlled Subsidiary, including the Aerotropolis Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total Aerotropolis Property purchase price, paid directly by the Aerotropolis Controlled Subsidiary.

The total purchase price for the Aerotropolis Property was approximately $30,415,000, or approximately $151 per rentable square foot. We anticipate soft costs, financing, and other fees of approximately $660,000 bringing the total projected project cost for the Aerotropolis Property to approximately $31,075,000. To finance the acquisition of the Aerotropolis Property, we secured a $24,600,000 senior loan with KeyBank with a six-month term and an interest rate based on the daily SOFR rate plus 1.5% interest rate. Additional financing may be pursued at a later date.

The Aerotropolis Property was delivered in 2020. It is 100% occupied by one tenant. We have budgeted for lease up costs in year five presuming the tenant vacates the property. Professional third-party property management will be installed to manage the Aerotropolis Property.

The Aerotropolis Property is located on approximately 16 acres of improved land at 3435 Jonesboro Road, Atlanta, GA, in Fulton County. The Aerotropolis Property is located in the South Airport submarket, is approximately 8 miles from core Atlanta, GA, 150 miles from Montgomery, AL, and 340 miles from Jacksonville, FL. The Aerotropolis Property is located less than one mile from I-75.

The following table contains underwriting assumptions for the Aerotropolis Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Average Annual Rent Growth	Projected Exit Cap Rate	Projected Hold Period
Aerotropolis	6.5%	3.75%	5 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise East Coast Opportunistic REIT, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.